Exhibit 99.1

Disposal of Canal+ Technologies to Thomson Multimedia

Paris, September 25, 2002 – Canal+ Group, a Vivendi Universal [Paris Bourse: EX FP; NYSE: V] subsidiary, sold its 89% stake in Canal+ Technologies to Thomson Multimedia for E190 million in cash.

This transaction, approved by the respective Boards and which still needs to be examined by the relevant competition authorities, is part of Vivendi Universal’s disposal of assets program announced on August 19.

Thomson Multimedia is already a shareholder of Canal+ Technologies, together with Canal+ Group, Sun Microsystems, Sony and Sogecable. Last April, Vivendi Universal and Thomson Multimedia concluded a strategic partnership agreement in the domain of digital media related to the fight against piracy, broadband products and video services.

Canal+ Technologies will continue to provide technology and services to Canal+ Group and its digital TV operators, as well as to all the third-party operators with whom it is in business.

Important disclaimer
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance or business strategy. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Vivendi Universal will be unable to obtain the referenced bank financings or that such financings prove inadequate to meet Vivendi Universal’s liquidity needs; that Vivendi Universal will be unable to dispose of the referenced assets on commercially acceptable terms or within the referenced time period; that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders are urged to read those documents at the Commission’s web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

CONTACTS:

Media	Investor Relations
Paris	Paris
Antoine Lefort	Laura Martin

+33 (1) 71.71.1180	917.378.5705

Alain Delrieu	Laurence Daniel

+33 (1) 71.71.1179	+33 (1).71.71.1233

New York	New York

Anita Larsen	Eileen McLaughlin

+(1) 212.572.1118	+(1) 212.572.8961

Mia Carbonell

+(1) 212.572.7556